
April 7, 2021

Raymond Fu
Chief Executive Officer
Uonlive Corporation
1107, Lippo Centre Tower 1
89 Queensway
Admiralty, Hong Kong

>   **Re: Uonlive Corporation**
>   **Registration Statement on Form 10-12G**
>   **Filed February 4, 2021**
>   **File No. 000-26119**

Dear Mr. Fu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Timothy Lam